Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Six Months
	Ended June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Net loss before income taxes	$(43,894)	$(86,228)	$(37,712)	$(48,288)	$(32,576)	$(21,398)
Plus: Fixed charges	439	879	812	1,051	1,036	1,010
Less: Interest capitalized	—	—	—	—	—	—
Plus: Amortization of interest capitalized	—	—	—	—	—	—
Earnings, as defined	$(43,455)	$(85,349)	$(36,900)	$(47,237)	$(31,540)	$(20,388)

Fixed Charges:
Interest expense on indebtedness	$—	$2	$14	$27	$26	$—
Interest capitalized	—	—	—	—	—	—
Estimated interest component of rent expenses (1)	439	877	798	1,024	1,010	1,010
Total fixed charges	$439	$879	$812	$1,051	$1,036	$1,010

Deficiency of earnings available to cover fixed charges (2)	$(43,894)	$(86,228)	$(37,712)	$(48,288)	$(32,576)	$(21,398)

(1)          Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.

(2)          Adjusted earnings, as described above, were insufficient to cover fixed charges in each year. We have not included  a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.